Exhibit 99.1

Newater Technology, Inc. Announces its Postponement of Extraordinary General Meeting of the Shareholders of the Company

YANTAI, China, March 18, 2021 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that in light of a legal claim filed by Fulcan Capital Partners LLC, a Nevada limited liability company (“Fulcan”) against the Company, the members of the board of directors of the Company, and Tigerwind Group Limited, a special purpose vehicle wholly owned by Mr. Yuebiao Li, the Company’s chairman and chief executive officer, before the Eastern Caribbean Supreme Court in the High Court of Justice, Virgin Islands, the extraordinary general meeting of the shareholders of the Company, originally scheduled on March 19, 2021 at 8:30 am (Beijing Time), has been postponed pending further notice. The court order provides that the meeting be postponed until at least twenty days after the final determination of Fulcan’s claim or until further order of the court, whichever is later. Fulcan has obtained an ex parte court order on March 17, 2021 enjoining against the Company and the members of the board of directors of the Company against proceeding with the extraordinary general meeting of the shareholders as originally planned. The Company and the board of the directors of the Company believe that this is meritless lawsuit that they intend to vigorously defend against.

ABOUT NEWATER TECHNOLOGY, INC.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. NEWA provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the transaction are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Ning Liu Senior Manager

NEWATER TECHNOLOGY INC.

Phone:	+86 (535) 8012999
+86 15063837878

Email: office@dtnewa.com